United States securities and exchange commission logo

Eric Envall

David Lin

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 6, 2022

Re: StartEngine Crowdfunding, Inc.

Form 10-12G

Filed April 6, 2022

File No. 000-56415

Dear Mr. Envall and Mr. Lin:

Thank you for your comments dated May 3, 2022 regarding the Registration Statement of StartEngine Crowdfunding, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Form 10-12G filed April 6, 2022

Item 1. Business, page 4

1.	You disclose that you "aim to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform" and that you began operating in 2015 with several new services offered through 2019. Since you have operations for over seven years, please update this disclosure to provide more timely disclosures of your current operations. In addition, make revisions to your risk factors as appropriate that also emphasize the newness of your operations.

The Company has amended its disclosure on pages 3 and 13.

2.	We note your disclosure of your StartEngine OWNers Bonus that provides bonus shares to certain individuals. Please provide us with additional information about this program with a view to understanding how you determine when a customer receives shares and StartEngine Crowdfunding, Inc. how many they receive. Please also tell us how many shares you have issued pursuant to this program to date. Finally, please tell us whether such issuances were registered or exempt from registration under the Securities Act of 1933 and explain the basis for your determination.

The Company has expanded its disclosure on page [X]. . Issuers utilizing the Company’s Regulation A and Regulation CF services can elect to participate in the program. Issuers who participate in the program do not receive any payments, discounts or preferential treatment from the Company or its affiliates. Whether bonus shares will be offered pursuant to this program is determined by the issuers, not by the Company. The bonus shares are offered and sold by the issuers pursuant to the exemption from registration under Regulation A or Regulation CF, as applicable. The method of how the number of bonus shares is calculated is disclosed in each issuer’s offering circular or offering memorandum filed under Regulation A or Regulation CF. The bonus shares sold by each issuer are covered by the same subscription agreement, and issued at the same time as the other shares purchased in that offering. If an investor is a member of the StartEngine OWNers Bonus program at the time they sign the subscription agreement with an issuer that has chosen to participate, they will be entitled to bonus shares. As such, other than in offerings for the Company itself, the Company has not issued or sold any shares under the program.

Market, page 6

3.	We note your disclosure that you have hosted 71 Regulation A offerings and approximately 704 Regulation Crowdfunding offerings as of December 31, 2021. Please revise to quantify the number of such Regulation A and Regulation Crowdfunding offerings, respectively, that you have hosted and that have been done by entities that are not affiliated with you in any way.

The Company has amended its disclosure on page 5 Regulation A offerings. The Company notes that its funding portal cannot host Regulation Crowdfunding offerings that are affiliated to it.

Registered User Base, page 8

4.	Please revise this section to described what is required for a customer to be a "registered user." Include a discussion of the terms and fees of any agreement the customer must execute. Also disclose what the average investment of a registered user is in terms of the number of investments made and amount of money invested.

The Company has amended its disclosure on page 7.]

Results of Operations, page 20

5.	Please enhance your discussion of year-over-year increases in revenues to provide underlying quantitative metrics, e.g. number of offerings, amounts raised, number of issuers, number of campaign launches, annual memberships, for each revenue component, including Other service revenue, to provide investors with transparency into revenue trends. Refer to Item 303(b)(2) of Regulation S-K.

6.	The company has amended its disclosure on page 20. Please provide a discussion of year-over-year changes in your consolidated balance sheets. Refer to Item 303(b) of Regulation S-K.

The Company has included a disclosure of year-over-year changes in its consolidate balance sheets in “Liquidity and Capital Resources – Balance Sheet”. Critical Accounting Estimates, page 23

7.	We note that in 2021 the significant increase in your total assets relates to items for which the underlying carrying value and valuation involves significant estimates. Please enhance your disclosure to more fully address qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available, including why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount. Refer to Item 303(b)(3) of Regulation S-K.

The Company has expanded its discussion of estimates to including estimates related to investments in stocks and warrants on page 21.

Liquidity and Capital Resources, page 23

8.	You disclose that cash provided by financing activities was $3,506,276 for the year ended December 31, 2021, net of offering costs of $11,471,836 compared to cash provided by financing activities of Common Stock of $20,894,201, net of offering costs of $1,691,713 for the year ended December 31, 2020. Please tell us and enhance your disclosure to explain the significant increase in cost of financing and the nature of the expenses incurred. Clarify if the net offering costs of $11,471,836 include proceeds to the selling shareholder for shares of 1,128,085 and if so provide us with the guidance to support your accounting.

The Company updated the disclosure on page 22. The Company notes that the Company sells shares on behalf of selling shareholders and accordingly the amounts are not reflected in the net offering costs.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 30

9.	Please revise to provide the disclosure regarding the independence of your board of directors, as required by Item 7 of Form 10 and Item 407(a) of Regulation S-K.

The Company has amended its disclosure on page 31.

Related Party Transactions, page F-1

10.	We note your disclosure in Item 7 on page 30 of no related party transactions. Please confirm and or update your disclosures accordingly, that none of the service providers for which you do business in your cost of revenues and or operating expenditure qualify as a related party. Refer to ASC 850-10-50.

The Company confirms that none of the service providers for which it does business in its cost of revenues and or operating expenditure qualify as related parties.

Note 2 - Summary of Significant Accounting Policies, page F-7

11.	Please tell us and disclose your accounting policy for Investments - collectibles, Investments - real estate and Other (current) Assets, including your consideration of applicable ASC disclosure requirements.

The Company updated its accounting policies on pages F-10 – F-12

12.	You disclose on page F-11 that you account for investment stock received from customers as part of platform fee agreements using the cost method, less adjustments for impairment, since the stock received has no readily determinable fair value. You also disclose on page F-9, that investment stock is measured at fair value on a recurring basis and classified as level 3 in the fair value hierarchy. Please clarify your accounting policy for investment stock and update your disclosures accordingly. Refer to ASC 321-10-35-2, ASC 820-1050 and ASC 825-10-50-8(l).

The Company updated its disclosures in “Non-Marketable and Other Securities”, specifically ‘Investment – Warrants” and “Investments – Stock”.

13.	Please update your level 3 range of variables on page F-9 to include the underlying asset value and stated strike price which you identify on page F-11 as a significant unobservable input in the fair value determination and provide a narrative description of the uncertainty of your fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. Refer to ASC 820-10-50-2-bbb(2) and ASC 820-10-50-2-g.

As requested, the Company updated its disclosure related to “Level 3” on page F-9.

14.	Please enhance your disclosures for investments in stock to disaggregate by date of acquisition and or company, cost basis, respective impairments and downward and upward adjustments recognized, if any, for the periods presented. Please also disclose unrealized gains and losses related to equity securities held at the respective reporting dates. Refer to ASC 321-10-50.

15.	The Company added a table to presents additional information about transfers in and out of Level 3 assets for the year ended December 31, 2021 and 2020, as it relates to Investments – stock on page F-9.We note based on review of your revenue recognition policy that:

•	You provide transfer agent services branded under the name “StartEngine Secure”. Related revenues are deferred over 12 months based on the agreed-upon term for such services and the period over which the Company’s performance obligations are to be satisfied. And payment for StartEngine Secure services are generally paid via customers’ escrow accounts.

•	You offer campaign advertising services branded under the name “StartEngine Promote”. Related revenues are earned based on additional investments attributable to the campaign advertising services and recognized throughout the campaign. And that StartEngine Promote fees are charged to the issuers but paid from customers’ escrow accounts.

Please tell us and enhance your disclosures to clarify the following:

•	The nature of your “StartEngine Secure” transfer agent services, “StartEngine Promote” campaign advertising services, and StartEngine OWNers bonus program, including performance obligations, timing, uncertainty, if any, including significant judgments to support the recognition of these revenues.

•	How transaction prices are determined, including if revenues are recognized at a point in time or over time and the basis thereof.

•	How your revenue disclosures depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50.

16.	The Company has amended the disclosure related to “StartEngine Secure” and “StartEngine Promote” in “Revenue Recognition” on pages F-13 – F- 14. We note that accounts receivable, net increased from $751,633 at December 31, 2020 to $1,477,887 at December 31, 2021 and that your allowance for doubtful accounts increased from $90,691 to $347,216 and bad debt expense increased from $72,282 to $118,335, respectively. Please disclose if any accounts are over 90 days and tell us how you accounted for the increase in the allowance of $256,525 since bad debt expense was only $118,335.

The Company updated disclosure on page F-10 . The Company notes that the increase in the allowance of $256,525 was written off directly against deferred revenue at the time of invoicing for certain secure renewals which had a high likelihood of non-payment. The $118,335 in bad debt expense offset revenue that was booked in 2021.

Note 3 - Marketable Securities and Investments, page F-14

17.	You disclose that marketable securities consist of mutual funds and common stock equities that are tradeable in an active market and that unrealized gains and losses are reported as a component of other income, net in the accompanying consolidated statements of operations. You also disclose that you had $0 in losses on mutual funds held for the year ended December 31, 2021. Please tell us and clarify your disclosure of any unrealized investment gains and to the extent you did not recognize any unrealized gains or losses, please tell us the nature of the investment to support your determination.

Please also provide the disclosures as required by ASC 321-10-50-4.

The Company amended its disclosure on page F-16.

18.	Please tell us and clarify your disclosures accordingly, how the increase in marketable securities from $4,054,542 at December 31, 2021 to $7,081,588 reconciles to the purchase of marketable securities of $3,559,167 as presented in the consolidated statements of cash flows on page F-6.

The Company has modified the amount of marketable securities.

Note 6 - Stockholders' Equity, page F-15

19.	We note that the range of inputs used in the valuation of stock options granted for 2020 and 2021 as disclosed on page F-17 did not change and that the weighted average grant date fair value of options granted during the years ended December 31, 2021 and 2020 were $8.25 and $2.11 per option, respectively. Please tell us and enhance your disclosures to explain the basis for the increase in the weighted average grant date fair value of options granted during 2021 to $8.25 from $2.11 in 2020.

20.	The Company’s fair market value is based on the offering price in its Regulation A offerings at the time of grant. Please tell us how the aggregate exercise proceeds of $128,323 for the exercise of 213,766 stock options reconciles to the weighted average exercise price of $1.70 and proceeds from the exercise of employee stock options of $164,965 as disclosed in the consolidated statements of cash flows.

The Company amended the weighted average exercise price and the proceeds including in the consolidated statements of cash flows.

Note 7 - Income Taxes, page F-18

21.	We note that you recognized provision expense of $90,862 for the year ended December 31, 2021. Please tell us and enhance your disclosures to explain how your provision expense reconciles to the actual tax rate of (14.84%) as disclosed on page F-19 provision. Refer to ASC 740-10-50-12.

The Company amended its provision expense on page F-20.

Thank you again for the opportunity to respond to your questions to the Registration Statement of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

Cc:	Howard Marks, CEO, StartEngine Crowdfunding, Inc.
Michele Miller, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission